Exhibit 99.1

June 5, 2015	TSX: GPR
For Immediate Release	NYSE MKT: GPL

GREAT PANTHER SILVER REPORTS ANNUAL

GENERAL MEETING RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; “Great Panther”; the “Company”) reports the results of its Annual General Meeting of Shareholders (the “Meeting”) held on June 4, 2015 in Vancouver, BC.

A total of 71,529,863 votes were cast representing 51.25% of the issued and outstanding common shares as of the record date for the Meeting. All but one of the proposed candidates were duly elected as directors by shareholders present or represented by proxy.

The election of each director nominee was as follows:

Director	Votes for	Votes withheld	Percent for	Percent withheld

Robert A. Archer	25,452,457	522,714	97.99%	2.01%
R. W. (Bob) Garnett	25,433,496	541,675	97.91%	2.09%
Kenneth W. Major	25,374,658	600,513	97.69%	2.31%
P. John Jennings	25,357,850	617,321	97.62%	2.38%
W. James Mullin	25,350,870	621,301	97.60%	2.40%
Jeffrey R. Mason	10,718,991	15,256,180	41.27%	58.73%

Jeffrey Mason did not receive the support of the majority of the votes cast at the meeting. In accordance with the Company’s majority voting policy, Mr. Mason has submitted his resignation to the Chairman of the Nominating and Corporate Governance Committee for consideration (the “Committee”). The Committee will, within the next 90 days, consider and make a recommendation to the Board as to whether to accept Mr. Mason’s resignation, based on all relevant factors. Until the Board makes its determination, Mr. Mason remains a director of the Company, but will not participate in any deliberations regarding his election or appointment to the Board.

Shareholders also voted 96.86% in favour to set the number of directors at six. In addition, shareholders voted 97.05% in favour to appoint KPMG LLP as auditors and to authorize the Board of Directors to fix the auditor’s remuneration for the ensuing year.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther’s current activities are focused on the mining of precious metals from its two wholly-owned mining operations in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio satellite mine, and the Topia Mine in Durango. Recently, the Company signed a two-year option agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and, through the acquisition of Cangold Limited, now holds an option to acquire the advanced stage Guadalupe de los Reyes Project in Mexico.

Robert Archer

President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2014 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com